Exhibit 99.1

Polymer Group, Inc.
9335 Harris Corners Parkway
Suite 300
Charlotte, NC 28269
www.polymergroupinc.com
704-697-5100

PGI Reports Third Quarter and Nine-Month Results

For Immediate Release

~~Wednesday, November 5, 2008~~

[Charlotte, N.C.] — Polymer Group, Inc. (PGI) (OTC Bulletin Board: POLGA/POLGB) reported results from operations for the third quarter and nine-month periods ended September 27, 2008.

Highlights included:

•                  Sales continued to reach record levels during the quarter, up 17.5% to $301.0 million over the third quarter of 2007 and up 9.0% to $865.7 million for the first nine months compared to the same period of the prior year.

•                  Gross profit for the quarter was up 8.5% over the prior year to $43.0 million; however, margins were negatively impacted by significant increases in raw material costs during the quarter.  Year-to-date, gross profit was $131.8 million compared to $130.0 million for the first nine months of 2007.

•                  Net income in the third quarter increased 43.8% over the second quarter of 2008 to $3.4 million, or $0.18 per share, and improved $24.3 million from the net loss of $20.9 million recorded in third quarter of 2007.  For the first nine months of fiscal 2008, net income improved to $7.2 million compared to a loss of $19.4 million for the same period in 2007.

•                  The decline in raw material costs experienced since August is expected to result in an improvement in gross profit margins and bottom line profitability in the fourth quarter.

THIRD QUARTER RESULTS

PGI reported record sales for the third quarter of $301.0 million, up 17.5% over the prior year.  The top line growth was driven predominantly by higher selling prices in response to higher raw material costs, but also included positive contributions from an improved mix in many market segments and higher overall volumes in the Nonwovens business of $12.6 million.  Volume growth was achieved in Latin America, predominantly in Argentina, where the company added capacity at the end of last year, and in Asia where steady increases in high grade medical fabric production have resulted in higher volumes and an improved profit mix.  Additionally, the company’s proprietary Spinlace® product volumes were contributing at full capacity during the quarter.  Sales in the Oriented Polymers business were negatively impacted by lower volumes; however, positive contributions from improved product mix and higher selling prices resulted in year-over-year sales growth.

While gross profit of $43.0 million for the third quarter was $3.3 million higher than the third quarter of 2007, profitability was negatively impacted during the quarter by the large run up in raw material unit costs in July, specifically in polypropylene, on the heels of cost increases already experienced late in the second quarter.  These cost increases were greater than the increase in selling prices that the company was able to achieve during the same period.  The impact of higher raw material costs was partially offset by improved price/mix of sales and lower depreciation charges, resulting from fiscal 2007 impairments, during fiscal 2008. The raw material component of the cost of goods sold as a percentage of net sales increased from 53.3% in 2007 to 56.8% in 2008.

Operating income for the third quarter of 2008 was $9.0 million compared to a loss of $7.2 million in the third quarter of 2007 and operating income of $14.0 million in the second quarter of 2008.  Included in operating income were special charges of $1.7 million in the third quarter of 2008 primarily related to exit costs associated with our previously announced plant closures and consolidations in the US and Europe.  Special charges amounted to $20.4 million in the third quarter of 2007 and $1.8 million in the second quarter of 2008.  Selling, general and administrative (SG&A) expenses were lower than the previous quarter by $0.7 million, due primarily to the absence of certain separation costs recognized in the second quarter.  However, total SG&A was higher than the prior year by $3.9 million, with $1.1 million of this increase due to strengthening foreign currencies and an additional $1.0 million dollars resulting from higher export and distribution expenses associated with new volumes in Argentina.

PGI reported net income for the third quarter of $3.4 million compared to $2.4 million in the second quarter and a loss of $20.9 million in the third quarter of 2007.

YEAR-TO-DATE RESULTS

For the nine months ended September 27, 2008, sales were $865.7 million, up $71.4 million, or 9.0%, from the same period in 2007.  Net sales improved in the Nonwovens segment over comparable 2007 results by 9.8%, and net sales in fiscal 2008 in the Oriented Polymers segment increased 4.7% from 2007 results.  The primary driver of increased sales was price increases resulting from the pass-through of higher raw material costs.  Net volume in the Nonwovens segment declined $7.1 million compared to the prior year period due primarily to declines in the U.S. and Europe from underperforming business lines that were exited.  These volume declines were partially offset by volume growth in Asia and Latin America.  The increases in the developing regions consisted of hygiene sales in Latin America, including sales generated by the company’s new facility in Argentina, and growth in Asia that was predominantly driven by year-over-year growth in medical sales.  The Oriented Polymers segment increased sales by $6.0 million from the nine-month period of fiscal 2007 primarily as a result of higher selling prices, partially offset by lower sales volumes.

Gross profit was $131.8 million compared to $130.0 million the prior year, primarily reflecting the impact of raw material costs that have increased significantly in recent periods and manufacturing inefficiencies associated with new line and new product start-ups during the year, and offset by lower depreciation charges resulting from impairments recognized in 2007 and other manufacturing gains.

SG&A costs for the first nine months were up 10.3% compared to the same period in the prior year.  $4.2 million of the $8.5 million increase was due to translation of costs incurred outside of the U.S. in strengthening foreign currencies.  Additionally, freight and distribution costs, primarily incurred in Latin America, were up $2.2 million and management separation costs of $1.6 million also contributed to higher year-over-year expenses.  Special charges were $4.8 million for the first nine months of 2008, compared to $30.2 million the prior year.  The charges in 2008 primarily consisted of remaining costs associated with the European plant closure announced in 2007 and activities associated with the closure of the plant in Landisville, NJ.  Operations at the Landisville facility officially ceased during the third quarter.  Operating income in the first nine months of 2008 was $35.1 million compared to $17.4 million for the first nine months of the previous year due primarily to the factors discussed above.

Net income for the first nine months of 2008 amounted to $7.2 million, or $0.37 per share, compared to a loss of $19.4 million, or $1.00 per share, for the first nine months of 2007.

PGI’s chief executive officer, Veronica (Ronee) M. Hagen, stated, “Our performance in the third quarter was overshadowed by the extreme fluctuations in the raw material market. However, underlying volume demand was stable during the quarter in the disposable nonwovens applications, reflecting PGI’s more defensive model in a turbulent economic environment.  We continued to achieve growth in our developing regions of Latin American and Asia, despite a challenging market environment in South America.  Our proprietary Spinlace™ line was running at full capacity during the quarter and we began rolling the product out in our converted wipes business both in the U.S. and Europe.  While we began to experience some softening in the durable goods applications in the industrial markets, certain product applications contributed offsetting volume gains during the quarter.”

“Beginning in September, we have experienced a dramatic drop in raw material costs that we expect to continue through the remainder of the year.  As such, we expect to end the year with a very strong fourth quarter with higher margins and bottom line profitability, producing an improved second half of 2008 compared to the first half,” Hagen said.

The company continued to manage the balance sheet and investments relative to cash flows during the quarter.  For the first nine months, cash flows from operations increased 33.4% to $34.4 million compared to $25.8 million for the first nine months of 2007.  Capital expenditures for the quarter were $7.5 million compared to $26.1 million in the third quarter of 2007 and were $28.4 million for the first nine months of 2008 compared to $46.4 million for the same period the prior year.  Operating working capital, defined as accounts receivable plus inventories less trade accounts payable and accrued liabilities, decreased to $135.8 million and represented 11.2% of annualized sales compared to 12.8% of annualized sales for the third quarter of 2007 and 12.2% of annualized sales at the end of the second quarter.  The company reduced debt during the quarter to $416.5 million compared to $427.0 million at the end of the 2007 fiscal year.

ADJUSTED EBITDA

Adjusted EBITDA, a non-GAAP financial measure defined below, for the third quarter of 2008 was $25.9 million compared to $28.9 million in the third quarter of 2007.  For the nine months ended September 27, 2008, Adjusted EBITDA was $82.3 million compared to $92.5 million for the same period of 2007.

NON-GAAP FINANCIAL MEASURE

Adjusted EBITDA (as defined below) is used in this release as a “non-GAAP financial measure,” which is a measure of the company’s financial performance that is different from measures calculated and presented in accordance with generally accepted accounting principles, or GAAP, within the meaning of applicable Securities and Exchange Commission rules.  A non-GAAP financial measure, such as EBITDA or Adjusted EBITDA, should not be viewed as an alternative to GAAP measures of performance such as (1) net income determined in accordance with GAAP or

(2) operating cash flows determined in accordance with GAAP. Our calculation of Adjusted EBITDA may not be comparable to the calculation of similarly titled measures reported by other companies.

As defined in the company’s credit agreement, Adjusted EBITDA equals net income (loss) before income and franchise tax expense (benefit), interest expense net, depreciation and amortization, minority interests net of cash distributions, write-off of loan acquisition costs, non-cash compensation, foreign currency gain and losses, net, and special charges net of unusual or non-recurring gains. The company presents Adjusted EBITDA, as defined in its credit facility, as the measurement used as a basis for determining our compliance with several covenants thereunder.  It is also generally consistent with the metric used by management as a performance measurement for certain performance-based incentive compensation plans.  In addition, the company considers Adjusted EBITDA an important supplemental measure of our performance and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Included in this release is a reconciliation of net income to Adjusted EBITDA, which illustrates the differences in these measures of operating performance.

Polymer Group, Inc., one of the world’s leading producers of nonwovens, is a global, technology-driven developer, producer and marketer of engineered materials. With the broadest range of process technologies in the nonwovens industry, PGI is a global supplier to leading consumer and industrial product manufacturers. The company operates 17 manufacturing and converting facilities in 8 countries throughout the world.

Safe Harbor Statement

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that involve certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements speak only as of the date of this release.  Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include: general economic factors including, but not limited to, changes in interest rates, foreign currency translation rates, consumer confidence, trends in disposable income, changes in consumer demand for goods produced, and cyclical or other downturns; substantial debt levels and potential inability to maintain sufficient liquidity to finance the company’s operations and make necessary capital expenditures; inability to meet existing debt covenants; information and technological advances; changes in environmental laws and regulations; cost and availability of raw materials, labor and natural and other resources and the inability to pass raw material cost increases along to customers; changes in selling prices to customers which are based, by contract, on an underlying index; domestic and foreign competition; reliance on major customers and suppliers; inability to achieve successful or timely start-up on new or modified production lines; achievement of objectives for strategic acquisitions and dispositions; and risks related to operations in foreign jurisdictions.  Investors and other readers are directed to consider the risks and uncertainties discussed in documents filed by Polymer Group, Inc. with the Securities and Exchange Commission, including the company’s Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q.

For further information, please contact:
Dennis Norman
Vice President – Strategy & Corporate Development
(704) 697-5186
normand@pginw.com

POLYMER GROUP, INC.

Consolidated Statements of Operations (Unaudited)

Three Months Ended September 27, 2008,

Three Months Ended June 28, 2008 and

Three Months Ended September 29, 2007

(In Thousands, Except Per Share Data)

	Three Months	Three Months	Three Months
	Ended	Ended	Ended
	September 27,	June 28,	September 29,
	2008	2008	2007

Net sales	$301,037	$290,873	$256,186

Cost of goods sold	258,011	244,986	216,515

Gross profit	43,026	45,887	39,671

Selling, general and administrative expenses	29,968	30,675	26,097

Special charges, net	1,687	1,794	20,350
Foreign currency (gain) loss, net	2,348	(561)	464

Operating income (loss)	9,023	13,979	(7,240)

Other expense (income):
Interest expense, net	8,002	7,958	8,666
Other gain, net	(3,205)	(87)	(615)

Income (loss) before income tax expense and minority interests	4,226	6,108	(15,291)

Income tax expense	2,542	3,545	5,219
Minority interests, net of tax	(1,738)	183	400

Net income (loss)	$3,422	$2,380	$(20,910)

Average common shares outstanding	19,336	19,286	19,388

Income (loss) per common share:
Basic	$0.18	$0.12	$(1.08)

Diluted	$0.18	$0.12	$(1.08)

POLYMER GROUP, INC.

Consolidated Statements of Operations (Unaudited)

Nine Months Ended September 27, 2008 and

Nine Months Ended September 29, 2007

(In Thousands, Except Per Share Data)

	Nine Months	Nine Months
	Ended	Ended
	September 27,	September 29,
	2008	2007

Net sales	$865,683	$794,238

Cost of goods sold	733,864	664,241

Gross profit	131,819	129,997

Selling, general and administrative expenses	91,343	82,807

Special charges, net	4,844	30,247
Foreign currency (gain) loss, net	495	(436)

Operating income	35,137	17,379

Other expense (income):
Interest expense, net	24,667	24,887
Other gain, net	(2,805)	(2,014)

Income (loss) before income tax expense and minority interests	13,275	(5,494)

Income tax expense	7,711	12,328
Minority interests, net of tax	(1,662)	1,555

Net income (loss)	$7,226	$(19,377)

Average common shares outstanding	19,258	19,346

Income (loss) per common share:
Basic	$0.37	$(1.00)

Diluted	$0.37	$(1.00)

POLYMER GROUP, INC.

Condensed Consolidated Balance Sheets (Unaudited)

(In Thousands)

	September 27,	December 29,
	2008	2007

ASSETS

Current assets:
Cash and cash equivalents	$27,598	$31,698
Accounts receivable, net	158,121	139,505
Inventories	144,792	139,726
Other	34,255	28,906
Total current assets	364,766	339,835

Property, plant and equipment, net	383,440	395,394
Intangibles and loan acquisition costs, net	7,995	9,341
Other assets	11,323	6,101
Total assets	$767,524	$750,671

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$167,112	$150,365
Current portion of long-term debt and short-term borrowings	19,267	11,444
Other	2,056	2,069
Total current liabilities	188,435	163,878

Long-term debt	397,202	415,514
Other noncurrent liabilities	55,046	53,002
Total liabilities	640,683	632,394
Minority interests	18,083	19,745

Shareholders’ equity	108,758	98,532
Total liabilities and shareholders’ equity	$767,524	$750,671

POLYMER GROUP, INC.

Selected Financial Data (Unaudited)

(In Thousands)

	Three Months	Three Months	Three Months
	Ended	Ended	Ended
	September 27,	June 28,	September 29,
	2008	2008	2007
Selected Financial Data
Depreciation and amortization expense included in operating income	$12,124	$12,724	$14,191

Noncash compensation costs included in operating income	$495	$352	$1,047

Amortization of loan acquisition costs	$345	$346	$345

Capital expenditures	$7,503	$8,332	$26,063

Special charges, net
Asset Impairment charges	$—	$—	$12,156
Restructuring and plant realignment costs	1,512	1,398	8,175
Other	175	396	19
	$1,687	$1,794	$20,350

Foreign Currency (Gain) Loss included in operating income
United States	$242	$(1)	$(301)
Canada	$25	$109	$365
Europe	$(178)	$(25)	$236
Asia	$39	$120	$(6)
Latin America	2,220	(764)	170
	$2,348	$(561)	$464

Adjusted EBITDA
The following table reconciles Adjusted EBITDA to net income for the periods presented:

Net income	$3,422	$2,380	$(20,910)
Income & franchise tax expense	2,582	4,167	5,331
Interest expense, net	8,002	7,958	8,666
Depreciation and amortization included expense in operating income	12,124	12,724	14,191
Minority interests, net of tax & cash disbursements	(1,738)	183	136
Non-cash compensation	495	352	1,047
Foreign currency gain, net	(1,248)	(1,268)	(47)
Special charges, net	1,687	1,794	20,350
Other charges (gains), net	559	644	139
Adjusted EBITDA	$25,885	$28,934	$28,903

		Nine Months	Nine Months
		Ended	Ended
		September 27,	September 29,
		2008	2007
Selected Financial Data
Depreciation and amortization expense included in operating income		$37,636	$42,751

Noncash compensation costs included in operating income		$2,695	$2,655

Amortization of loan acquisition costs		$1,036	$1,034

Capital expenditures		$28,414	$46,373

Special charges, net
Asset Impairment charges		$—	$12,491
Restructuring and plant realignment costs		4,262	17,450
Other		582	306
		$4,844	$30,247

Foreign Currency (Gain) Loss included in operating income
United States		$404	$(444)
Canada		$(129)	$542
Europe		$156	$235
Asia		$464	$116
Latin America		(400)	(885)
		$495	$(436)

Adjusted EBITDA
The following table reconciles Adjusted EBITDA to net income for the periods presented:

Net income		$7,226	$(19,377)
Income & franchise tax expense		8,986	13,001
Interest expense, net		24,667	24,887
Depreciation and amortization included expense in operating income		37,636	42,751
Minority interests, net of tax & cash disbursements		(1,662)	(589)
Non-cash compensation		2,695	2,655
Foreign currency gain, net		(3,507)	(796)
Special charges, net		4,844	30,247
Other charges (gains), net		1,402	(302)
Adjusted EBITDA		$82,287	$92,477